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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August  2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

Additional High Grade Gold Assays Reported from Midlothian Chip Samples

Vancouver, BC – August 7, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that results have been received from follow-up sampling of the Bjorkman zone by partner Laurion Mineral Exploration Inc. on the Midlothian property. An initial grab sample from the Bjorkman zone assayed 12,700 g/t Au and a second grab sample collected 5 m away assayed 296 g/t Au (see news release of July 23, 2013).  Laurion spent two days on the property in July collecting an additional seven chip samples and three grab samples from the immediate area of the Bjorkman zone, as well as 14 grab samples from the remainder of the property.  This sampling complements 113 grab samples collected in May.  Highlights include results from chip sampling of the Bjorkman zone which returned assays of 0.3 m of 4,810 g/t (140 oz/ton), 0.8 m of 2,060 g/t (60 oz/ton) and 0.95 m of 510 g/t (14.9 oz/ton) gold.  Anomalous gold (up to 162 ppb) is also present in altered Timiskaming Conglomerate in the northeast part of the property. Grab and chip samples are selective by nature and are unlikely to represent average grades of the zone.

The Midlothian property consists of 11 claims (152 claim units) covering an area of approximately 24.2 km2.  The property is jointly owned by Laurion (51%) and Kiska (49%).  Laurion is the project operator.

The Midlothian property occurs 80 km west-southwest of Kirkland Lake, Ontario and 25 km west-southwest of Matachewan, Ontario.  The west-southwest trending, 250 km long Cadillac-Larder Lake Break (“CLLB”) is interpreted to pass through the southeast portion of the property.  This major structure provides a regional locus for numerous gold deposits and hosts more than 100 mines and significant gold prospects, extends from well east of Val d’ Or, Quebec to Matachewan in Ontario, and probably extends further to the southwest.  Combined past production and known reserves from the break aggregate more than 80 million ounces of gold. A subparallel structure to the CLLB has also been interpreted on the Midlothian property, and several westerly trending splays off the latter structure have been inferred.  The property contains Archean intermediate and felsic volcanics intruded by east-trending mafic to ultramafic linear intrusions, with Timiskaming Conglomerate in the northeastern corner.  The Archean geology of the eastern portion of the property, including the CLLB, is concealed by an unknown thickness of Proterozoic sediments.  Asbestos was mined from several pits on the property by United Asbestos Incorporated from 1975 to 1977.

The Bjorkman zone was discovered during a five-day prospecting program conducted on the property in late May, 2013.  This mineralized zone is 1 m wide, and consists of a mixture of white quartz, very fine-grained grey silica and iron carbonate, with a 10 cm zone of banded fine-grained silica on the margin.  The zone occurs on the western contact of an approximately 25 m wide, non-magnetic, northerly trending intermediate dyke which cuts the strongly magnetic ultramafic sill, and is proximal to one of the westerly trending interpreted splay structures.  The contact and mineralized zone vary in dip from 45 degrees to subvertical.  The Bjorkman zone can be followed for approximately 20 m; it is concealed at both ends by debris associated with the open pit.  Two grab samples were taken initially from this zone; they assayed 296 g/t (8.6 oz/ton) and 12,700 g/t (370 oz/ton) gold.

Laurion spent two days in July re-examining the Bjorkman zone and conducting additional sampling and prospecting on the property.  Seven chip and three grab samples were taken from the Bjorkman zone.  Results are presented in Table 1.  A 30 cm chip sample of the western part of the zone ran 4,810 g/t, whereas an adjacent 40 cm sample of the remainder of the zone ran 2.99 g/t Au.  This confirms visual observations that the visible gold is concentrated on the western margin of the zone.  Other chip samples in the immediate vicinity of the original discovery returned 0.8 m @ 2,060 g/t Au and 0.75 m @ 90 g/t Au.  A 0.95 m chip sample taken 15 m from the original discovery assayed 510 g/t Au; this is considered very encouraging.  Two other chip samples further from the original location produced anomalous values only.  Grab samples of andesite and ultramafic wall-rock material to the zone ran 746 and 12 ppb Au respectively.

The other area of interest defined to date on the property is a widespread zone of iron carbonate alteration with disseminated pyrite in Timiskaming Conglomerate in the northeastern part of the property.  This is part of a larger alteration zone defined by the Ontario Geological Survey.  Laurion collected 25 samples along a strike length of 1 km proximal to one of the interpreted west trending splays within this alteration zone. Gold values in these samples ranged from below detection to a high of 162 ppb Au; ten values were anomalous (>20 ppb Au), of which three were greater than 40 ppb Au.

The Bjorkman zone is a mineralized zone of unknown extent. Laurion's second sampling program has shown that the very high grades can be obtained from chip samples across the zone over a strike length of at least 15 m.  It is possible that the magnetic qualities of the host rocks can be used to trace the dyke contact that appears to localize mineralization.  The dyke itself is non-magnetic, whereas the ultramafic country rock is strongly magnetic.  The altered Timiskaming Conglomerate in the northeast part of the property merits additional prospecting, given the anomalous gold found to date.  Finally, it is worth recalling that very little gold exploration has been conducted by Laurion on this 24.2 km2 property, and that it is quite possible that additional zones of surface mineralization remain to be discovered.

Table 1:  Bjorkman Zone Gold Values

Sample	Type	Length	Details	Gold (g/t)	Gold (oz/ton)
656400	Grab	n/a	B Zone	296	8.6
656401	Grab	n/a	B Zone	12,700	370.4
5003	Chip	0.3 m	B Zone	4,810	140.3
5004	Chip	0.4 m	B Zone	2.99	0.09
5013	Chip	0.8 m	B Zone	2,060	60.1
5014	Grab	n/a	Andesite	0.75	0.02
5015	Chip	0.75 m	B Zone	90	2.6
5016	Grab	n/a	Ultramafic	0.01	0.0003
5017	Chip	0.9 m	B Zone	0.2	0.006
5018	Chip	0.95 m	B Zone	510	14.9
5019	Chip	0.9 m	B Zone	0.23	0.007
5020	Grab	n/a	B Zone	0.26	0.008

B Zone= Bjorkman Zone

Sample Analysis

Samples were analyzed by Activation Laboratories Ltd. of Thunder Bay. The analyses were obtained by the fire assay method variably with atomic absorption or gravimetric finishes.

Qualified Person

Tom Setterfield, PhD, P. Geo., Principal of GeoVector Management Inc., is the Qualified Person, as defined by NI 43-101, for the Midlothian Property and has reviewed the technical information in this release.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects throughout North America and Australia. This portfolio is anchored by the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential and includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov